Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC

ANNOUNCES SUCCESSFUL PRICING OF €500 MILLION SENIOR SECURED NOTES

NOT FOR DISTRIBUTION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE UNLAWFUL

LONDON, U.K. — June 21, 2018 — International Game Technology PLC (NYSE:IGT) (“IGT”) today announced the successful pricing of €500 million 3.500% senior secured notes due 2024 (the “Notes”).  The proceeds of the Notes will be used to pay the principal and premium in respect of certain senior secured notes of IGT under a tender offer previously announced by IGT and to pay certain fees and expenses in connection with such tender offer and the offering of the Notes.

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary conditions and is expected on June 27, 2018.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

The Notes are being offered and sold only (i) in the United States to qualified institutional buyers in accordance  with  Rule 144A  under  the  Securities  Act  and  (ii)  outside  the  United  States  to  non-U.S. persons in accordance with Regulation S under the Securities Act.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Neither the content of IGT’s website nor any website accessible by hyperlinks on IGT’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In any European Economic Area Member State, this news release is only addressed to and is only directed at qualified investors in that Member State within the meaning of Directive 2010/73/EU, together with any applicable implementing measures in any Member State.

The communication of this news release and any other documents or materials relating thereto is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contacts

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452;

James Hurley, Investor Relations, +1 (401) 392-7190; and

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries.